REPORT

ON THE

PROVIDENCIA  PROPERTY

PROVINCE OF JUJUY

ARGENTINA

FOR

CARDERO RESOURCE CORP.

1901-1177 WEST HASTINGS STREET

VANCOUVER, B.C.

V6E  2K3

BY

JAMES M. DAWSON, P.Eng.

Suite 860 – 625 Howe St.

Vancouver, B.C. V6C 2T6

and

ANGUS H. INNES, B.Sc.

Pueyrredon 1007.

Salta,

 Sta. Argentina

October 31, 2003

TABLE OF CONTENTS

Summary
Introduction and Terms of Reference
Property Description and Location
Accessibility, Climate, Infrastructure and Physiography
History
Regional Geological Setting
Mineral Deposit Type
Property Geology and Mineralization
Exploration
Drilling
Sampling Method, Preparation and Security
Data Corroboration
Interpretation and Conclusions
Recommendations
Appendix A: Estimated Cost of Recommended Program
Appendix B: Drill Logs
Appendix C: Analyses (A) Channel Sampling (B) Drilling (C) Geochemical Soil Samples (D) Equity Engineering Samples
Appendix D: References
Appendix E: Certificates of Authors

List of Illustrations Appended to this Report

Figure 743A-03-1

Location Map

Figure 743A-03-2

Concession Map

Figure 743A-03-3

Regional Geology

Figure 743A-03-4A

Geology & Sample Locations-Mine Area

Figure 743A-03-4B

Geology & Sample Locations-North Sheet

Figure 743A-03-4C

Geology & Sample Locations-South Sheet

Figure 743A-03-4C

Silver Geochemistry-North Sheet

Figure 743A-03-4E

Silver Geochemistry-South Sheet

Figure 743A-03-4F

Copper Geochemistry-North Sheet

Figure 743A-03-4G

Copper Geochemistry-South Sheet

Figure 743A-03-4H

Arsenic Geochemistry-North Sheet

Figure 743A-03-4I

Arsenic Geochemistry-South Sheet

Figure 743A-03-4J

Mercury Geochemistry-North Sheet

Figure 743A-03-4K

Mercury Geochemistry-South Sheet

Figure 743A-03-5

Providencia Mine – Geology of North Pit Area

Figure 743A-03-6

Providencia Mine – Geology of Central and

South Pit Areas

Figure 743A-03-7

Providencia Mine – Channel Sample Locations

in North Pit Area

Figure 743A-03-8

Providencia Mine – Channel Sample locations

in Central and South Pit Areas

Figure 743A-03-9

Channel Sampling – North Pit – West Face –

Channels C1 – C12

Figure 743A-03-10

Channel Sampling – North Pit – West Face –

Channels C13 – C25

Figure 743A-03-11

Channel Sampling – North Pit – West Face –

Channels C-26 – C30

Figure 743A-03-12

Channel Sampling – North Pit – West Face –

Channels C31 – C44

Figure 743A-03-13

Channel Sampling – North Pit – West Face –

Channels C45 – C56

Figure 743A-03-14

Channel Sampling – North Pit – West Face –

Channels C57 – C62

Figure 743A-03-15

Channel Sampling – North Pit – West Face –

Channels C63 – C65

Figure 743A-03-16

Channel Sampling – North Pit – West Face –

Channels C66 – C70

Figure 743A-03-17

Channel Sampling – North Pit – East Face –

Channels C1 – C24

Figure 743A-03-18

Channel Sampling – North Pit – East Face –

Channels C25 – C36

Figure 743A-03-19

Channel Sampling – North pit – East Face –

Channels C37 – C62

Figure 743A-03-20

Channel Sampling –North Pit – East Face –

Channels C63 – C72

Figure 743A-03-21

Channel Sampling – North Hill – Cutting –

Channels C1 – C4

Figure 743A-03-22

Channel Sampling – Central Pit – South Face –

Channels C1 – C15

Figure 743A 03-23

Channel Sampling – Central Pit – East Face –

Channels C16 – C30

Figure 743A-03-24

Channel Sampling – Central pit – North Face –

Channels C31 – C38

Figure 743A-03-25

Channel Sampling – Central Pit – East Face –

Channels C39 – C42

Figure 743A-03-26

Channel Sampling – Cutting NE of West Pit –

Channels C1 – C6

Figure 743A-03-27

Channel Sampling – West Pit – Channels  C1 – C7

Figure 743A-03-28

Channel Sampling - Access Road West Pit

to Bench 7 – South Pit – Channels A1 – A7

Figure 743A-03-29

Channel Sampling – South Pit – Bench 8 –

Channels C1 – C10

Figure 743A-03-30

Channel Sampling – South Pit – Bench 8 –

Channels C10 – C16

Figure 743A-03-31

Channel Sampling – South Pit – Bench 8 –

Channels C17 – C23

Figure 743A-03-32

Channel Sampling – South Pit – Bench 9 –

Channels C1 – C19

Figure 743A-03-33

Channel Sampling – South Pit – Bench 7 –

Channels C1 – C9

Figure 743A-03-34

Channel Sampling – South Pit – Bench 7 –

Channels C10 – C13

Figure 743A-03-35

Channel Sampling – South Pit – Bench 7 –

Channels C14 – C21

Figure 743A-03-36

Channel Sampling – South Pit – Bench 6/7 –

Channels C22 – C27

Figure 743A-03-37

Channel Sampling -  South Pit – Bench 5 –

Channels  C1 – C8

Figure 743A-03-38

Channel Sampling  - South Pit – Bench 4 –

Channels C1 – C7

Figure 743A-03-39

Channel Sampling – South Pit – Bench 3 –

Channels C1 – C15

Figure 743A-03-40

Channel Sampling – South Pit – Bench 3-

Channels C16 – C27

Figure 743A-03-41

Channel Sampling – South Pit – Bench 3 –

Channels C28 – C35

Figure 743A-03-42

Channel Sampling – South Pit – Bench 3 –

Channels C36 – C48

Figure 743A-03-43

Channel Sampling – South Pit – Bench 2 –

Channels C1 – C19

Figure 743A-03-44

Channel Sampling – South Pit – Bench 2 –

Channels C20 – C33

Figure 743A-03-45

Channel Sampling – Southwest Pit –

Channels C1 – C6

Figure 743A-03-46

Channel Sampling – Southern Road Cut –

Channels C1 – C21

Figure 743A-03-47

Channel Sampling – South Hill Upper Pit –

Channels C1 – C9

Figure 743A-03-48

Channel Sampling – South Hill Lower Pit –

Channels C1 – C7

Figure 743A-03-49

West Soil Grid – Cu and As Values

Figure 743A-03-50

South Soil Grid – Cu and As Values

Figure 743A-03-51

Longitudinal Section

Figure 743A-03-52

Cross Section 5300 North

Figure 743A-03-53

Cross Section 5350 North

Figure 743A-03-54

Cross Section 5400 North

Figure 743A-03-55

Cross Section 5450 North

Figure 743A-03-56

Cross Section  5525 North

Figure 743A-03-57

Cross Section 5735 North

Summary

The Providencia Property is located in the northwestern corner of Argentina.  It is located in the “Puna”, an extension of the Bolivian altiplano at elevations varying from 4,200 to 4,700 meters.  Climate is arid and cool due to the elevations, however despite temperatures as low as minus 20 degrees C in winters and occasional high winds, field work can be carried out year round.

The property consists of seven mineral concessions aggregating an area of 17,035 hectares.  Access is by road from either San Salvador de Jujuy ( 260 Kilometers) or Salta (370 kilometers).  Driving times are 5 and 6 ½  hours respectively.  Although immediate infrastructure is lacking, gas pipelines, power lines, railroad and highway access to Chile are relatively close by.

Silver mineralization was discovered on the property in 1969 and was examined by several major companies in the early 1970’s.  Small scale production was attempted unsuccessfully during the period 1975-82.  Between 1980-82 a German government technical group completed an exploration program which included mapping, trenching, mineralogical and metallurgical studies and resource calculation.

In 1981 Minera Aguliar optioned the core area of the present property and completed an exploration program which included 1,635 meters of diamond drilling in 22 holes.  In the late 1980’s Shell-CAPSA optioned the ground north of the main mine workings at Providencia and completed an exploration program including geological and geochemical surveys, trenching and very limited drilling.

Between 1987-97, Compania Minera La Providencia put the property in production and it is estimated that between 250,000 and 400,000 tonnes at an approximate grade of 250 g/t silver was mined and milled.  In 1999 Penoles Ltda. completed an exploration program which included an induced polarization survey, but did not option the property.

Cardero Resource Corp. optioned the property in late 2002 and to date has completed an exploration program which included geological mapping, geochemical soil sampling, extensive channel sampling of pre-existing workings and 1893.6 meters of core drilling in 20 holes.

The property is underlain by a sequence of folded Ordovician clastic sediments.  Within this package a northerly striking down-faulted graben has preserved a succession of Plio-Pleistocene poorly consolidated, continental sediments consisting of sandstones and conglomerates.  The graben is at least 18 kilometers long (N-S), 1 ½ to 3 kilometers wide and hosts a number of occurrences of redbed-type copper (silver) mineralization.

At the main Providencia workings, silver-rich, redbed copper type mineralization is found primarily in a poorly consolidated conglomerate unit which varies from a few meters to more than 100 meters in thickness.  As defined by mine workings and drilling, the mineralization can be traced for at least 900 meters (N-S) and is open to the north where it is covered by younger unmineralized sediments.  The mineralization has been traced for about 400 meters in an east-west direction and is open to the east, although its continuity is not known as it appears to occur in a series of lenses along the favorable horizon

Grades of the mineralization are extremely variable and selected samples have returned values as high as 7,600 g/t silver.  Past production records suggest an average grade of about 250 g/t silver for the 250,000 to 400,000 tonnes mined between 1987-97.  During the present exploration program the average of all 1,033 channel samples taken from the surface workings was 172 g/t Ag, 1540 PPM Cu, 4656 PPM Pb and 4701 PPM Zn.  The average grade of mineralization encountered in the current drilling program 90.6 g/t Ag, 238 PPM Cu, 1346 PPM Pb and 2229 PPM Zn.

Given the unique nature of the mineralized system, its potential size and the possibility of the occurrence of lenses of high grade material (where feeder structures intercept the favorable horizon) the potential for the development of moderate tonnages of material of economic grade is considered to be good and further exploration is recommended.

Introduction and Terms of Reference

The Providencia property is a silver-copper prospect located in the Puna region of northwestern Argentina.   This report reviews the geology and mineralization as currently known as well as the results of detailed exploration which included property scale and detailed mapping, channel sampling of surface workings and a program of core drilling.

This report has been prepared on behalf of Cardero Resource Corp. and complies with the standards proposed for technical reports as outlined in National Policy Instrument 43-101.

The senior author traveled to Argentina and examined the property during the period June 27-29, 2003.  All aspects of the exploration program were reviewed with company geologists and the senior author was given access to all pertinent maps, drill logs, drill core, samples, reports and raw data.

This report is based on that information, an inspection of the property as well as the senior author’s experience and familiarity with mineral deposits in this region of Argentina as well as other mineral showings of this type.

Property Description and Location

The property comprises a rectangular block measuring approximately 20 kilometers (N-S) by about 9.5 kilometers (E-W).  Within this area there are a total of 7 concessions aggregating 17,035 hectares which are the subject of various option agreements with Cardero Resource Corp. (see Figure 743A-03-2).  Concession data is as follows:

Name	Expediente No.	Type	Owner	Size
Providencia Mine	1531-C-77	Mina	Cia. Minera Providencia	100 hectares
Providencia Norte	77-C-93	Mina	Cia. Minera Providencia and H.J. Canepa	3,335 hectares
Tola	278-C-97	Mina	H.J. Canepa	2,900 hectares
Olaroz Chico	172-R-96	Mina	M.C. Rojo	1,700 hectares
Libertad	67-H-57	Mina	M.C. Rojo	200 hectares
Ramona	184-C-97	Mina	Minera Cavok S.R.L.	3,800 hectares
Ramona I	270-C-97	Mina	Minera Cavok S.R.L.	5,000 hectares

All legal requirements on the properties have been fulfilled according to Argentine law and all contractual commitments with the owners of the properties have been met.

There is an internal 1,200 hectare parcel immediately north of Providencia Norte concession (see Figure 743A-03-2) which is not controlled by Cardero Resource Corp.

The property is located in the northwestern corner of Argentina very near the borders with Chile and Bolivia (see Figure 743A-03-1).  It is situated roughly 175 kilometers WNW of the city of San Salvador de Jujuy and 220 kilometers NW of the city of Salta, capital of the Province of Salta.  It is centered about geographic coordinates 230 15 ' south and 660 15' west (see Figure 743A-03-2).

Accessibility, Climate, Infrastructure and Physiography

The property is accessible by road from the cities of San Salvador de Jujuy and Salta (see Figure 743A-03-1).  They are respectively 260 and 370 kilometers by gravel and paved roads from the main showing areas and driving times are 5 and 6 ½ hours respectively.

The property lies in the geographical area known as the Puna, a southern extension of the Bolivian altiplano.  The climate is typical of this region  with notable temperature fluctuations, strong winds and low precipitation.  The summers (December-March) are moderate to cool with daytime temperatures being as high as 280 C, but dropping to below zero during the night.  During the winter months the highest daytime temperatures vary from 10-200 C in the afternoons but at night drop to as low as -200 C. Throughout the year, strong winds prevail from the west.  The period of maximum precipitation occurs during the summer months as isolated, sometimes very violent afternoon thundershowers.  During the winter there are very light and rare snowfalls.

Due to the low rainfall, vegetation is scarce.  It consists of low growing, resinous shrubs locally known as “tolas” and used as fuel for heating by the local population. Also commonly found in the Puna are hardy grasses known as “paja brava”.  The area is sparsely populated by herdsmen descended from the aboriginal peoples.  They make a subsistence living from small herds llamas, goats and sheep.

The property is located about 40 kilometers south of the main national route between northern Argentina and the port of Antofagasta, Chile.  International airports service the cities of San Salvador de Jujuy and Salta with daily flights to Buenos Aires.  A railway line which connects the city of Salta to the port of Antofagasta, Chile lies 95 kilometers by gravel road south of the property.  A gas pipeline between Argentina and Chile passes through the property and there is a main powerline between the two countries 90 kilometers to the south.

There is very little perennial water in the area with the Rio Rosario located 30 kilometers to the north having varying amounts of water throughout the year.  The Salar Olaroz (salt pan) contains very brackish water at or near the surface.  There are a few permanent fresh water springs in the area such as the one which supplies water for the camp at the mine workings area.

Topography in the region is gentle to moderate with maximum relief in the order of 500 meters (4,200 – 4,700 meters).  Locally however in the area of the old workings, relief is approximately 200 meters with the camp area at approximately 4,200 meters above mean sea level.  The topography is reminiscent of the basin and range areas of Nevada, USA with linear ranges interspersed with wide gentle valleys.  This relief is modified somewhat by the effect of recent volcanic activity, which makes for local spectacular scenery.

History

The Providencia silver showing was identified in 1969 when a barren knoll (kill zone) was noted to have copper carbonate and native silver.  An early report by Argananaz for the Argentine government in 1973 described a program of mapping and test pitting.  Grades of up to 8.3 kg/t were reported.  A potential of 50,000 tonnes grading 1.2 kg/t was projected.  A brief exploration program was completed by Falconbridge Limited in the mid 1970’s but no further action was taken.  Between 1975-82 a private group attempted some small scale production.  A small pit was excavated and a test plant was set up on site.

Between 1980-82 a detailed exploration program was completed by a joint venture between the German Mission for Cooperation in Mining and the National Development Bank of Argentina.  This program consisted of geological mapping, trenching, excavation of deep pits (52 pits to a depth of 20 meters each) as well as mineralogical and metallurgical studies.  This work projected a total probable reserve of approximately 2.9 million tonnes at an average grade of 170 g/t Ag.

A number of major companies examined the property in the early 1980’s including Shell/Biliton and Anschutz Limited.  A brief examination of the property was carried out by Dr. Richard Sillitoe on behalf of Shell in 1983.

In 1981, Compania Minera Aguilar optioned the core area of the Providencia property (area of production pits) and completed a detailed exploration program.  This work consisted of topographical, geological, geochemical and geophysical surveys over the main showings (an area of about 60 hectares).  Subsequently a diamond drilling program comprising a total 1,635 meters in 22 holes was completed.  Core recovery was poor and results were below expectations so the option was terminated.

During the mid to late 1980’s, Shell CAPSA Argentina optioned the ground north of the main Providencia workings (including the area of Mina Libertad and the present Ramona concessions).  This work consisted of geological mapping, trenching, scintillometer surveys, road construction, rock geochemical sampling and the drilling of three shallow “winkie type” core holes.

In 1987 Compania Minera La Providencia commenced mining and milling at the main showing area.  A 1,000 tonne/day floatation mill was constructed and open pit mining began.  This production came from the present day North, Central and South pits.  It is estimated that between 250,000 and 400,000 tonnes were mined at an average grade of about 250 g/t Ag.  The operation was plagued with problems and it is doubtful if any profit was realized.  Operations ceased in 1997 and although a number of companies examined the property a favorable option could not be negotiated.  In 1999/2000, Penoles Ltda. completed an exploration program including surface sampling and induced polarization surveys but could not reach a favorable option agreement with the owners.

In May 2002, Cardero Resource Corp. began negotiations with the owners and concluded an option agreement on the property in October, 2002.  Since that time an ongoing exploration program has been in progress.

Regional Geological Setting

The geological province of the Puna was described by Turner (1970).  It forms the southern end of the Bolivian Atiplano and corresponds to a belt, morphologically between the “Cordillera Oriental” to the east and passing transitionally into the “Sierras Pampeanas Septentrionales” to the south.  The puna is characterized by an elevated plateau with an average altitude of 4,000 meters above sea level.  The border between Argentina and Chile forms the western boundary, defined by volcanoes of the upper Cenozoic volcanic arc.

The basement is composed of marine sediments and low-grade metamorphic rocks, which are Ordovician in age and are highly deformed along the western margin.  These sediments overlie a metamorphic basement, which is identified in the north by the presence of xenoliths brought to surface by Tertiary volcanics, while in the south these metamorphic rocks are found in outcrop.

The geological province of the Puna has been subdivided into two sectors (Alonso et al. 1984) according to their regional geological characteristics, namely the Puna Septentrional or Puna Jujena and the Puna Austral or Puna Saltocatamarquena.  The oldest rocks outcropping in the Puna Jujena are Ordovician in age, while those in the Puna Saltocatamarquena are Proterozoic metamorphic rocks.  The Calama-Olalcapato-El Toro lineament forms the boundary between the two sub-provinces.  Other differences are an Ordovician eruptive belt in the south and the development of lower Quaternary basaltic volcanism related to an extensional event.

The general structural style in the Puna is that of the “Basin and range” type, with the elevation of northerly to southerly trending blocks and high angle reverse faulting causing the generation of depressions in which there are later development of salt pans (salars).  The northerly trending structures are cut by fractures and lineaments trending northwest to southeast and southwest to northeast.  The intersection of these structural systems generated the space required for the emplacement of intrusive bodies and the development of volcanoes, both of which played an important role in the metallogenic evolution of the Puna.  In the area of the Providencia Mine the basement consists of an Ordovician marine sedimentary sequence (see Figure 743A-03-3).  The sediments were deposited in a platform environment and consist of turbidites and volcanoclastics with associated volcanics (Bahlburg 1988 & 1990), the thickness of which varies between 600 and 4,000 meters.  The sediments are interpreted to have been deposited in a rapidly subsiding trans-arc basin.  These sediments were later strongly deformed during the Ocloyic orogeny (late Ordovician-early Silurian).  The marine and continental sediments of the Salta Group (Pirgua, Balbuena and Santa Barbara Subgroups) overlie this basement, although there is no outcropping evidence of these in the immediate area of the Providencia mine.

During Tertiary time there was a period of intense magmatism which resulted in the eruption of thick sequences of acidic to basaltic volcanic rocks, associated with intrusive dacite bodies, volcanic centers (andesitic to dacitic in composition), extensive ignimbrite plateaus and basaltic-andesitic flows.  These events are best expressed in the areas to the north and east of the Providencia Mine.  Fundamental northwest to southeast crustal lineaments such as the Calama-Olacapato-El Toro lineament allowed this magmatism to penetrate well east of the magmatic arc (Viramonte et al, 1984).  This magmatic activity has associated significant metallogenic events (Sureda, 1986 and Chernicoff et al., 2002).

The upper Tertiary is marked by significant accumulations of clastic sediments deposited in grabens or half grabens, bounded by northerly trending structures.  The sediments are composed of conglomerates, sandstones and siltstones related to an alluvial fan environment.  In some cases the sediments are mineralized such as at Eureka mine (Cu-Au?), Marta Elena (Cu), Providencia (Ag-Cu), Chingolo (Ag) and the southern zone of the intrusive bodies of Turi Tari (Ag-Cu).

Mineral Deposit Type

The Providencia deposit displays many of the characteristics of sediment hosted, redbed copper type deposits.  Such deposits usually contain significant silver values (30-60 g/t)-eg: Spar Lake, Montana – 58 million tonnes grading 0.76 % Cu and 54 g/t Ag and the Montonore deposit, Montana – 134 million tonnes grading 0.74% Cu and 60 g/t Ag.  Occasionally there are silver rich end members such as the Paoli deposit in Oklahoma (158 g/t Ag) and the Silver Reef Deposit in Utah (155 g/t Ag).

These deposits are usually stratabound disseminations of copper minerals in a variety of continental sedimentary rocks.  The deposits typically occur in the white, grey or green colored portions (reduced areas) of oxidized, red or red-brown sediments.

Metal bearing fluids migrate along permeable sedimentary horizons or along high angle faults.  Metals are liberated from chloride complexes and deposited where fluids encounter reductants such as sulfides or carbonaceous material.

Redbed copper (silver) deposits usually contain lower grades of lead and zinc as is present at Providencia.  Mineralized horizons are usually tens of centimeters to several meters thick and are often contained within broader zones of anomalous copper values.

Sulfides are fine grained and occur as disseminations concentrated along bedding, particularly in the coarser grained facies or as intergranular cement.  Surface exposures may be totally leached and have malachite or azurite coatings.

Property Geology and Mineralization

The property is located in a portion of the Sierra de Olaroz, a north trending range of moderate elevation which lies between the depressions of the Salar de Olaroz and the Laguna de Jama.  The morphostructural style is typical of the Puna which is characterized by elongate blocks bounded by north trending, high angle faults.  Upthrown blocks are manifested by ranges and down-dropped blocks by north-south trending depressions in a style which resembles the Basin and Range Province of the western United States.

Basement rocks consist of Ordovician, marine sediments composed of sandstones, graywackes, shales and argillites.  These units are strongly folded and locally intensely fractured.  These fractures are commonly filled by veins and stringers of white quartz.

Within this folded, Ordovician clastic succession at the Providencia property, a downfaulted graben has preserved a succession of Plio-Pleistocene sediments consisting of sandstones and conglomerates.  The conglomerates are poorly sorted and weakly cemented and appear typical of an alluvial fan or colluvial/piedmont-type depositional setting.  Finer grained sandstone and siltstone beds occur above and below the conglomerate horizons as well as laterally.  The sequence has rapid facies changes, typical of such a sedimentary environment.

As presently mapped the graben or basin is at least 18 kilometers long and 1 ½ to 3 kilometers wide.  Within this block, the younger terrigenous sediments are poorly exposed and further complicated by high angle cross faults and low angle thrusts or gravity shingling.

Tertiary rocks within the basin can be broken into three distinct packages.  Firstly, the western portion of the basin consists mostly of red to sand-colored, cross-bedded (outcrop scale) sandstones with minor conglomerates (TER SNDS on all figures).  This unit can be traced the entire length of the 1:10,000 map area (see Figure 743A-03-4B & 4C) and extends from the western Ordovician contact, across relatively subdue ds topography, to a major break in slope marked by the prominent, but discontinuous, north-south ridge roughly in the center of the basin (eg. the west side of “Crescent Ridge”).  This package typically dips to the WNW at shallow to moderate angles.  The large scale cross-beds give a chaotic appearance to the mapped, bedding orientations.  These rocks are variable hematized and for the most part have a pervasive calcite overprint which is interpreted as diagenetic in origin.  The sandstone package is in steep fault contact with Ordovician rocks to the west and this fault contact is cross-cut by at least one prominent NW trending fault that shows left-lateral displacement.  The eastern contact was never observed in outcrop.  Numerous small-scale faults were observed including very small south-west verging thrust faults and several steep, south-striking reverse faults (due to east-west compression).

The eastern half of the basin is host to the major silver and copper mineralization at the Providencia minesite and within the surrounding area.  This portion of the basin is comprised mostly of conglomerate with subordinate sandstones and siltstones, including the “Providencia Conglomerate” (TER CNGL on all maps).  The conglomerates range from sand and pebble-rich, matrix-supported conglomerates (bordering on pebbly, coarse-grained sandstones) to clast-supported, cobble and even bolder conglomerates.  Finer clastics within the conglomerate package frequently occur as thin (typically <50cm) discontinuous lenses and channels with short lateral extents. The poor exposure and extremely rapid changes in the character of the rock preclude the possibility of completing a solid facies analysis, with the exception of the mine itself where there is much better exposure.

The Tertiary conglomerate package is in fault contact with Ordovician rocks to the east.  The overall trend (enveloping surface) of this contact is approximately north-south but locally varies tremendously at its intersection with large regional faults and due to vertical movement along basin bounding structures.

The Tertiary conglomerate group can be broken into roughly four structural domains within the north-south basin.  The domains are separated by large structures represented by basin-scale valleys trending east-west or roughly northwest-southeast.

From the southern edge of the map area to just south of the mine area the orientation of the conglomerate group ranges from sub-horizontal to dipping moderately west. Moving north, the second domain covers the area from just south of the minesite to the ridge immediately north of Libertad.  The structure of this domain is exemplified by outcrop on “Crescent Ridge”, where the stratigraphy defines a broad open, north-south trending synform.

The third domain occurs from approximately the ridge north of Libertad to the broad northwest-trending valley south of the pipeline.  The southern limit of this third domain is not clear.  No obvious structural break or fault was observed in the field or interpreted from air photos.  Within this third domain, the stratigraphy is mostly flat-lying (<100) with no evidence of the synform continuing from the south.  The inconsistent bedding orientations reflect variation in the local depositional environments and the effects of minor (?) post-deposition tectonism.  It seems unlikely from the fold geometry that the synform progressively opens to the north.

The northern-most and fourth domain extends from the valley south of the pipeline to the northern limit of mapping and beyond.  The structural history is far more complex than that observed to the south and it is within this domain that the third package of Tertiary rocks occurs (TER RAMONA on all figures).  These rocks are the host of the copper +/- silver mineralization at Ramona.  The “Ramona” package is composed of quartz and biotite-rich sandstones, conglomerates that locally contain clasts of dacite and pumaceous material, at least one large dacite flow (?), and at least two airfall tuff beds (20-30cm thick).  The Ramona package is characterized by north-plunging, open to tightly folded synclines that are in steep fault contact with other fault bounded panels (from east to west) that vary in dip from flat-lying to shallowly to moderately south-east dipping and shallowly to moderately west-northwest dipping.  Within this northern domain, the Tertiary basin is pinched out by Ordovician stratigraphy from the east.  The overall geometry, internal structure, and the one small-scale, thrust fault observed in outcrop are consistent with the Ordovician having been overthrust (west-verging) onto the Tertiary rocks.  The Ramona package is interpreted to be in steep fault contact with the conglomerate package on both its east and west margins.  The limited aerial extent, abundant faulting and tight folding within the Ramona package, and a lack of similar structure within the conglomerate and sandstone packages to the south would seem to indicate that the Ramona package is older than both the conglomerate and sandstone packages.

Alteration

During the course of fieldwork several types of alteration were mapped.  Hematitic alteration, although secondary, is thought to be indicative of relatively unaltered rocks and no mineralization has been found associated with it.  Pervasive diagenetic calcite can be found as cements, fracture and vein fill, and coarser clots within all rock types and there is no apparent relationship between its occurrence and mineralization.

Alteration types that do show an association with mineralization include clay, jarosite, sericite and manganese.  With the exception of the mine site area, the abundance and intensity of clay, jarosite, and sericite alteration typically decreases with distance from the eastern Ordovician-Tertiary contact or a large structure that cross cuts it.  This is consistent along the entire eastern contact except in the north where Ordovician rocks cover the contact.  The distribution of these alteration types highlights the importance of the eastern Ordovician-Tertiary contact as a major conduit for mineralizing fluids.

Manganese alteration seems to be more of a surficial or secondary type alteration.  It typically occurs with strong Fe alteration (goethite etc.) in surface parallel crusts or ferricrete within the uppermost stratigraphy (at current levels of erosion) or within vertical fracture zones where Mn intensity decreases with depth from surface.  These ferricrete crusts commonly contain high values of Ag, not found in near surface bedrock samples.  For example, in the extreme northeast, two samples of these surficial “crusts” samples 238599 and 238600 contained 1.1 and 0.5 PPM Ag respectively.  It is likely that the robust and impermeable nature of these crusts prevents subsequent leaching.

Significant Results and New Mineralization

Sample locations are presented on figures 743A-03-4B and 4C and results for Ag, Cu, As, and Hg are presented on Figures 743A-03-4D to 4K.  Some of the highest Ag values outside the minesite occur along the eastern Ordovician-Tertiary contact.  Numerous samples with strong clay,  jarosite, +/- sericite alteration returned values ranging from 0.3 to 6 PPM Ag.  These samples were collected in close proximity to the Ordovician contact, and are commonly associated with large faults that cross-cut the main contact and to a lesser extent, Fe =/- Mn crusts.  Three samples of Ordovician rocks in close proximity to the Ordovcican contact also had elevated Ag values of 0.3 to 0.5 PPM Ag.

At Ramona, several samples had high Cu values, grading from approximately 0.5% to 3.7%, confirming earlier sampling.  Only one sample, taken from the northeastern most trench (closest to the creek) contained significant silver (4.2 PPM Ag).  The sample (#238585) contained malachite, azurite, unidentified sulphosalts and had the characteristic strong clay, jarosite and manganese alteration.  Interestingly, the trench displayed dramatic changes in alteration, from the aforementioned to an”unaltered” strong hematite and calcite (with minor clay) zone in less than 5 meters distance.  Copper mineralization at Ramona apparently has a strong structural control although fault orientations are not consistent.

The Ramona package rocks are also mineralized in a prominent rib of outcrop that extends from just north of the pipeline to the south end of the northern most structural domain (base of the steep hill).  Copper mineralization was discovered near a shepherd’s shelter at the north end of the outcrop immediately north of the pipeline.  The sample (#238652) is located approximately three kilometers south of Ramona along strike and returned Cu and Ag values of 4410 PPM and 0.2 PPM Ag respectively.

Sampling at “Megan’s Showing” confirmed the presence of significant mineralization.  Two samples (#’s 271349 and 271350) returned values of 0.7 and 2.1 PPM Ag and 0.2 and 1% Cu respectively.  Both of these samples were of Fe and Mn-rich crusts.  Systematic sampling (along the bottom) of new trenches will provide a much better understanding of the distribution of Ag mineralization at this occurrence as previous samples were all from surface and possibly were leached.

Perhaps the most interesting results occur to the southwest of the minesite.  Two sandstone cobbles were found in float very close to coarse, crystalline calcite and quartz vein material in subcrop.  The float samples contained minor copper mineralization and small amounts of sulfosalts (?) (sample # 238539 - 1.7 PPM Ag (subcrop); sample # 238528 - 2.8 PPM Ag; sample # 238533 - 9.7 PPM Ag and 0.9% Cu).  The samples were found in a small brushy draw located just off the southwest edge of the soil grid (7424789N and 724402E).  Initial mapping of the area indicates that this mineralization is related to a large northwest trending fault that separates bleached sandstone on the northeast from hematitic conglomerate to the southwest.  Subsequent trenching revealed a mineralized, southwest dipping fault.  A chip sample across the southeast side of the trench (#238654) contained 2.2 PPM Ag and a select grab sample from the northeast side (#238655) returned values of 97.6PPM Ag and 0.3% Cu.

The stratigraphy of the mine area is dominated by a succession of coarse to fine grained clastic sediments which strike roughly north south and dip gently east (15 to 200).  The age of this succession is unknown but is estimated at about 5 million years (Pliocene).  Although the base of the sequence is not seen in the mine workings area, these younger sediments were unconformably deposited onto folded sediments of Ordovician age.  The Ordovician sediments consist of cyclical marine beds represented by quartizites and shales (phyllites) and very occasionally coarser, clastic units.

As exposed at the mine workings the Pliocene sedimentary column commences with a succession of sandstones and silty sandstones with interbedded, lenticular conglomerates.  The silty sandstones which are red in color are exposed in the floors of the mine pits as well as in the area to the south.  The thickness of this unit is unknown as is the total thickness of the Pliocene package to the Ordovician basement.  However, the unit is known to have a minimum thickness of 85 meters.  The lenticular conglomerates are up to 5 meters thick and can extend laterally for several tens of meters.  They are generally poorly sorted, matrix supported, polymictic, small to very large pebble conglomerates.

Overlying this unit is a conglomerate which varies in thickness from 20 to more than 100 meters (the lower conglomerate).  This variability is interpreted to occur as a result of stratigraphic thickening.  The morphology of the conglomerates is variable.  The clasts vary in size from millimeters up to 50 centimeters in diameter and are usually angular to sub-rounded.  They consist mainly of Ordovician quartzites with a minor component of shales of similar age.  The conglomerates are usually matrix supported but where the clasts are of a more uniform size, they are fairly well packed.  The conglomerates are reddish in color and are slightly calcarious.  Coarse grained, sometimes pebbly, interbedded sandstones are common.  They are usually a few meters thick (2 – 5 meters) and are often fairly continuous laterally; in that they can usually be traced for more than 100 meters.  Usually the conglomerates do not display any internal sedimentary features but occasionally show the development of minor channels where they become coarser grained.

Lying above the conglomerate unit is a fairly widespread tuffaceous sandstone unit.  This unit also does not display any internal structures except occasionally a possible planer bedding.  The rock is pale buff colored and contains quartz shards and primary biotite which normally has been partially chloritized.  The sandstone often contains narrow channel conglomerate lenses.  These are small to very large pebble and sometimes boulder conglomerates with clasts dominated by Ordovician quartzites.  The thickness of this unit is variable and in the area of the mine workings it has a maximum recorded thickness of 16 meters.

Overlying the sandstone is a conglomerate consisting primarily of small to large pebbles.  The dimensions and morphology of this unit are not well known but it is observed to extend laterally over several hundreds of square meters.  It has a maximum observed thickness of 10 meters.

The Pliocene sediments are interpreted as having been deposited in a graben or half graben with the dominant source area to the northeast.  The interpreted sedimentary environment for the thick conglomerate sequence would be that of an alluvial fan prograding towards a southwesterly direction during uplift of the source area after a retreat of the scarp front and a lowering of the source area, represented by the lower silty sandstone unit.  The subsequent, fining-upward sequence would represent the onset of another retreat of the scarp front.

Structures within the mine area are intricately related to larger structures and the regional tectonic setting.  A major northwest/southeast trending fundamental lineament is located immediately south of the South Pit area.  This structure has a left lateral movement that is associated with Andean compression.  This compression has also produced the bounding faults between the Ordovician and Pliocene sediments, the present day attitude of the later succession as well as the secondary structures reflected in the mine area.

The Pliocene sediments have a dip of between 10 and 30 degrees to the east.  The steeper dips are in the eastern part of the mine area and flatten slightly to the west, forming a very subtle anticline which could represent a drape fold over a basement thrust or reverse fault.

Two principal structural directions are encountered in the mine area:  the first are joints which strike approximately north-south with variable but steep dips and probably represent axial planar joints related to the drape fold.  The second set of principal structures are extensional structures which display little or no normal movement.  These structures strike approximately north N450 E and are vertical or steeply inclined to the southeast.  Both sets of structures are easily observed in the sandstone units but unless there is some displacement or secondary fillings, they are not easily discernable in the conglomerate units.

The rocks around the mine workings have been altered to varying degrees both over the total area and within different lithological units.  The areal differences reflect a subtle zonation towards the main mineralized zone while the degree of alteration within the different lithologies is a reflection of their individual porosities, that is the alteration is more pervasive in the more porous rocks.

Throughout the mine workings area the zonation recognized is as follows:

(1)

Fresh “unaltered” rock reacts with hydrochloric acid.  Although no petrographic work has been done on these rocks, it is deduced that the reaction is a result of diagenetic calcite which is a common phenomena in such sedimentary environments.

(2)

Moving inward towards the mineralization, the percentage of carbonate increases indicating an addition of carbonate as an alteration product.  This is also noted by the presence of calcite veining, intimately associated with mineralization.

(3)

Continuing inwards towards the mineralized zone, sericite in introduced and reaches its peak concentration at the core of the zone.  The sericite replaces plagioclase and biotite.  There is also minor chlorite present.

(4)

Secondary (precipitated) micro crystalline quartz was only observed in one small area near the center of mineralization.

Sericitization is more pervasive than carbonatization and it is noted to be intimately associated with mineralization on both macro and micro scales.  It is possible that there are two superimposed alteration events.

Silver mineralization with lesser and variable amounts of copper, lead and zinc is mostly stratabound and occurs mainly within the lower conglomerate unit in the mine workings area.  The overlying sandstones are also mineralized, but generally only near the structures which acted as conduits for the mineralizing fluids.  The mineralizing structures trend in two directions namely northeast-southwest and north-south.  The former appear to be the dominant feeders.

Mineralized material is bleached white and frequently has coatings of green secondary copper minerals.  Less well mineralized material still retains patches of the originally red sediments.  The main ore minerals observed during detailed mapping and sampling are chalcocite, stromeyerite, acanthite, native silver and cuprite.  Various secondary copper minerals, mainly malachite and chrysocolla are also present.  Detailed mineralogical work has identified various base metal sulphides and silver sulfosalts from which native silver appears to be a supergene oxidation product.

The thickness of the stratabound silver mineralization appears to vary from a few meters to as much as 101 meters depending upon the thickness of the favorable conglomerate facies.  It can be traced for a least 900 meters north-south and is open to the north where it disappears under a thick cover of unmineralized sediments higher in the Pliocene section.  The mineralization is open down dip to the east although its continuity is not known as it appears to occur in a series of lenses along the favorable horizon.

Grades of the mineralization are extremely variable.  Peralta and Sureda (1992) quoted average grades from surface geochemistry at the south pit at 1.6% Cu, 500 g/t Ag, 1.3% Pb and 0.08% Zn.  At the central pit, surface geochemistry returned grades averaging 3.1%Cu, 700 g/t Ag, 2.8% Pb and 0.01% Zn.  Selective samples from the same study returned values up to 7,600 g/t Ag.

During the present exploration program completed by Cardero Resource Corp., the average of all surface samples taken from the old workings (see Figures 743A-03-9 to 743A-03-48) was 172 g/t Ag, 1,540 PPM Cu, 4,656 PPM Pb and 4,701 PPM Zn.  The average values from all of the mineralized sections cut by the present drilling program was 90.6 g/t Ag, 238 PPM Cu, 1346 PPM Pb and 2229 PPM Zn.

Exploration

Exploration of the Providencia property by Cardero Resource Corp. began in October, 2002 after an option agreement had been completed.  Early work consisted of regional reconnaissance mapping and rock chip sampling to complete the due diligence.

Subsequently detailed surveying and mapping of the former production areas was carried out.  A mine grid was established to which all subsequent detailed work was tied.

Because of the erratic nature of the mineralization an extremely detailed program of channel sampling was completed.  A total of 1,133 channel samples were collected from all the areas of previous mine workings.

Because there is limited outcrop immediately adjacent to the mine workings, two soil sample grids were laid out to test for extensions of the mineralization to the west and south.  A total of 308 soil samples were collected and analyzed for Ag, Cu, Pb, Zn, As and Sb.  Results for copper and arsenic are shown on Figures 743A-03-49 and 50.

After preparation of a detailed base map in Canada, property mapping at scales of 1:5,000 and 1:10,000 was completed and integrated into the data base.  A program of core drilling totaling 1,893.63 meters was completed during May/June, 2003.

All the exploration work was carried out in a thoroughly professional manner with data being digitized and plotted on computer generated plans and sections.  The senior author had access to all data in raw and compiled form in the field and in the offices of Cardero Resource Corp. in Vancouver.

Drilling

Diamond drilling was selected as the means for testing the targets generated during the channel and soil sampling.  Falcon Drilling Limited was contracted to perform this work utilizing a Falcon F-2000 machine.  A total of 1,893.63 meters of core drilling in 20 holes was completed; this includes 45 meters in the 3 holes (6A, 6B and 6C) which were drilled at Falcon Drilling’s cost.  Holes PPA-03-18 and PPA-03-20 were planned but not drilled.  Summary logs for all holes are included in Appendix B.

Due to the extremely poor core recoveries in the Minera Aguilar  program completed in the 1980’s, it was decided to use a HQ size triple tube core barrel for recovery.  The angle of the first 10 holes varied between minus 750 and minus 850.  Core recoveries were poor in these holes.  In subsequent holes that were drilled at an angle of minus 500, the recovery improved dramatically, rising ultimately to nearly 95%.

Location of drill holes is shown on Figures 743A-03-5, 6, 49 and 50 as well as on a series of sections (Figures 743A-03-51 through 57 inclusive).

Drill hole 1 (PCA-03-1) was drilled to intersect unexposed conglomerate and mineralization along north south trending structures.  The values intersection in the conglomerate host rock averaged 62.3 g/t Ag over 15.3 meters.  The underlying silty sandstones also contained some mineralization, giving an overall value of 39.2 g/t Ag over 29.3 meters (see Figure 743A-03-55).

Drill hole PCA-03-2 was drilled 25 meters to the east of the first hole.  The objective of this hole was to test the silty sandstones at depth below the north south mineralizing structures.  The values encountered in the main conglomerate horizon averaged 14.3 g/t Ag over 7.95 meters and a narrow conglomerate in the silty sandstone which is probably on or near one of the mineralizing structures had a value of 35 g/t Ag over 5 meters (see Figure 743A-03-55).

Hole PCA–03-10 was drilled on the same section line but to the east of the pit with the objective of testing the northeastern continuity of silver values encountered on the east face of Bench 9 of the South Pit.  A zone averaging 22.2 g/t Ag over 10.0 meters was intersected at the base of the main conglomerate (see Figure 743A-03-55).

Hole PCA-03-3 drilled on section 5400 N (see Figure 743A-03-54) was planned to intersect the same structures as cut by hole PCA-03-1.  The average value encountered in the main conglomerate was 43.8 g/t Ag over 16.48 meters.  A narrow conglomerate layer in the underlying silty sandstones returned 63.8 g/t Ag over 4.0 meters.

Holes PCA-03-4, 5 and 6 were drilled on section 5350 N (see Figure 743A-03-53) where the two sets of high angle mineralizing structures intersect.  Hole PCA-03-4 cut a zone averaging 50.4 g/t Ag over 21.48 meters; Hole PCA-03-5 returned 133.2 g/t Ag over 34.8 meters and Hole PCA-03-6 cut 224.3 g/t Ag over 18.95 meters.  All the intersections were within the main (lower) conglomerate unit.  Hole PCA-03-22 was drilled on the same east-west section and returned an average of 187.1 g/t Ag over 40.0 meters.  The four holes on this section gave an average silver grade of 151.5 g.t over an average conglomerate thickness of 28.7 meters and an east-west direction of 65 meters.

Holes PCA-03-6A, 6B and 6C were drilled on the collar of hole PCA-03-6.  These test holes were bored by the contractor using different techniques in order to optimize the core recovery in future drilling.  The mean silver grade in the three holes is 486.6 g/t which is 147 g/t higher than that encountered in the same zone in the original hole, PCA-03-6 which had significant core loss  (Holes 6A, B and C were only drilled to 15 meters depth  and the  equivalent  15 meter section in Hole PCA-03-6 had a silver value of  339.3 g/t)

Holes PCA-03-7, 8 and 9 were drilled on section 5300N (see Figure 743A-03-52).  The target of these holes was the intersection of the main conglomerate with potentially mineralizing structures.  The average value of mineralization intersected in the three holes was 53.44 g/t Ag over 26.26 meters.  Holes PCA-03-11, 12, 13, 14 and 15 are located on a east-west section to the east of the North Pit (see Figure 743A-03-57).  A conglomerate of up to 60 meters is thickness was intersected over an east-west length of 200 meters.  There are two to three mineralized horizons within the main conglomerate.  The results for each hole are as follows:

Hole No	Interval	Width	Ag (g/t)
PCA-03-11	6.1-14 meters 31-50.6 meters	5.9 19.6	16.9 25.81
PCA-03-12	32-62 meters 77-81 meters	3.0 4	38.7 52.8
PCA-03-13	37.57 meters 69-80 meters 92-102 meters	20 11 10	37.4 82.8 39.7
PCA-03-14	53-59 meters 88-91 meters 116-132 meters	6 3 16	18.7 24.7 35.2
PCA-03-15	57-60 meters 83-89 meters 118-118.4 meters	3 6 0.35	50.0 29.3 43.0

The mineralization is open to the north, south and east.

Holes PCA-03-16 and 17 were drilled to the west of the north pit and were sited on a soil geochemical anomaly.  Unaltered to slightly altered conglomerate was intersected in both holes.  No significant values were present in either hole.

Holes PCA-19 and 21 were also drilled on a geochemical soil anomaly approximately 500 meters south of the South Pit (see Figure 743A-03-50).  Both holes intersected strongly altered (chlorite-carbonate-pyrite) zones in conglomerates.  Both holes contained sporadic low silver values.  The area is open in all directions for future exploration.

Sampling Method, Preparation and Security

(a)

Channel Sampling

During the initial investigations of the mine workings, it was apparent that the mineralization was probably controlled by both stratigraphy and steep structures, mainly joints and minor faults.  The preliminary channel sampling was therefore aimed at confirming this and determining a methodology for the future sampling of the entire workings area.  A bench in the South Pit was selected where the panels demonstrated various lithologies as well as structures which were apparently associated with mineralization.  The channels were laid out to transect both the lithologies and the structures.  The results of this sampling confirmed these controls and it was decided that for future sampling, horizontal and vertical samples would be taken to represent one section.  The samples would take into account lithologies and would also transverse the structures.  The horizontal samples were 250 centimeters long and where possible two vertical samples of 125 centimeters each were taken.  These were constrained by the equipment used for the sampling.  If the panels were narrower than 250 centimeters, the vertical samples were accordingly reduced.  The mean of the values of the metals in the vertical and horizontal samples represent a value for each panel (see Figures 743A-03-9 to 743A-03-48).

Prior to marking off each channel, the footwall at the base of each sample was opened to expose the floor of the bench if possible.  The vertical and horizontal samples were marked off using aerosol paint.  The channel to be chipped alongside the paint line was cleaned before sampling and the face mapped in detail on a scale of either 1:50 or 1:100 depending upon the complexity of the geology.  A five centimeter wide channel, approximately one centimeter deep was chipped using a hammer and chisel and the sample captured in a pan.  The hammer, chisel and pan were cleaned between each sample using a brush.  The sample was placed in a plastic bag with the sample number marked on the outside using a permanent marking pen.  A numbered sample ticket was placed inside the bag before sealing with adhesive tape.  The sample numbers were assigned to each channel before sampling began and controlled during the chipping process.  The samples were then bagged, transported to the city of Salta and dispatched to the ALS-Chemex laboratories in the city of Mendoza, Argentina utilizing the Andesmar bus company.

A blank sample was inserted randomly but at approximately every 30th sample and a standard sample at approximately every 30th sample.

(b)

Soil Geochemistry

The area to the west of the North Pit and the area to the south of the South Pit are both colluviun covered.  Two soil geochemistry grids were therefore laid out in these areas to investigate the possibility of extensions of the mineralization encountered in the extremities of the two pit areas.  The west grid (see Figure 743A-03-49) has dimensions of 500 meters north by 400 meters west and the south grid (see Figure 743A-03-50) 450 meters north by 550 meters west.  The sample spacing was at 50 meter intervals in a north south direction and 25 meters in an east west direction.  One kilogram size soil samples were taken at a depth below recent soils which are mostly wind-blown.  Sampling depth varied from 50 – 100 centimeters.  The samples were placed in clean plastic bags and dispatched to the ALS-Chemex laboratory in Mendoza where they were dried and sieved to minus 80 mesh and then forwarded to the company’s laboratory in Chile.  In Chile the samples were analyzed for Ag, Cu, Pb, Zn, As and Sb by atomic absorption spectrophotometry.

All silver values were below detection limit.  On contouring the results using “minimum curvature” in the program SURFER, the remaining elements all showed anomalies that correlated fairly well between each element.  The best correlation, was between copper and arsenic and these two elements were chosen for evaluation (see Figures 743A-03-49 and 50).  On both grids north-south trending anomalies are evident; ie on the west grid between 5550E and 5600E and on the south grid at about 5700E.   Drilling in these areas was recommended since it was thought that these anomalies could represent mineralization along north-south trending structures.

(c)

Drilling

The core recovered from each drill run was placed in wooden core boxes with three rows of one meter each.  Drillers blocks were placed at the end of each run, recording the depth in feet and meters.  The core was measured and marked off at one meter intervals, recording the relevant core losses.  A table for the rock quality designation was then completed and the core marked in preparation for splitting and sampling.  Care was taken that the core joined correctly at the end and beginning of each row in the boxes.  Where the core was friable, it was first wrapped in 5 centimeter wide masking tape to ensure the most representative sample.

The core was split using a diamond saw which was washed with clean water between every sample.  The samples were then bagged in plastic sample bags with the relevant number written on the outside of the bag in a permanent marker and a numbered sample ticket placed inside the bag before sealing with tape.  A blank sample and a standard sample were inserted at every alternate tenth sample.  Care was taken to ensure that the same side of the split core was always sampled.  The samples were then dispatched by bus to the ALS-Chemex laboratories in Mendoza following the same procedures as for the channel samples.

At the ALS-Chemex laboratories each sample was analyzed for Ag, Cu, Pb, Zn, As and Sb.  Silver was analyzed using the fire assay technique on a 30 gram sample with a final gravimetric determination and a lower detection limit of five PPM and no upper limit (ALS-Chemex code: Ag-GRA21).  The remaining elements were analyzed using atomic absorption spectrophotometry with multi-acid digestion.  The laboratory also inserted its own quality control samples and carried out duplicate check analyses on a regular basis.  The results of the analyses were reported via email  to the relevant persons in Cardero Resource Corp. and final certificates were sent to the Cardero office in Vancouver.

The split core was logged descriptively and the summary logs are included in Appendix B of this report.

With regard to security, this was a well run professional field operation managed by a team of three professionals one of whom was always on site.  Drill core and samples were monitored at all times.  The senior author reviewed the complete logging and sampling operation and can attest to the careful and diligent manner in which it was carried out.

Data Corroboration

All data is digitized and compiled in the field as well as in the local office in the city of Salta and the head office in Vancouver.  Analyses are checked against visual logs to ensure that no unusual statistical variance is present.

The ALS-Chemex laboratories also inserted their own quality control samples and carried out duplicate check analysis on a regular basis.

Notwithstanding the fact that there can be great variation in values over short distances in this deposit and that recovery problems in core drilling understated grades in some instances, the senior author is satisfied that the data are reasonably accurate and fairly represent the grades and extent of mineralization as presently known.

Interpretation and Conclusions

The Providencia property contains a known area of silver mineralization with lesser copper and lead-zinc values which appears to be a silver-rich end member of a classic, red bed copper type occurrence.  The mineralization is primarily stratabound and preferentially mineralizes a tabular, shallowly east dipping, poorly consolidated conglomerate unit.  The mineralization has apparently been concentrated in this porous, favorable horizon through near-vertical fractures and faults which have served to focus the mineralization in certain lense-like zones along and laterally within this horizon.

At present the mineralization has been outlined over a north-south strike length of approximately 900 meters and over an east-west extent of about 400 meters although significant portions of this area have been previously mined.  The mineralization remains open to the north, east and south and possible to the west if down faulted remnants of the favorable horizon have been preserved from erosion there.  The thickness of the mineralized lenses within the main favorable horizon is quite variable (from less than 5 meters to as much as 101 meters).  The grade of the silver mineralization varies widely and probably depends upon the density of high angle feeder structures as well as porosity and permeability of the host units(s).

The average grade of the previously mined material is unknown but would appear to be in the order of 250 g/t Ag.  The average grade of the 1,133 channel samples taken from the surface workings during the present exploration program is 172 g/t Ag.  The average grade of mineralization from the current drill program is 90.6 g/t Ag.

The grades as outlined from the current drilling program are not economic, nevertheless thick sections of mineralized conglomerate are indicated to the east and north of the present workings (eg Minera Aguilar hole DDH-10 which cut 101 meters grading 69 g/t Ag).  Other areas outside the presently exposed and tested area could also host higher grade mineralization if feeder structures and porous host rock have focused mineralizing fluids.  The challenge is to delineate such potentially mineralized vectors.

Given the unique nature of the mineralizing system, its potential size and the probability of the occurrence of lenses of high grade material, the possibility of developing moderate tonnages of material of economic grade is considered to be good and further exploration is recommended.

Recommendations

1.

Implement a trenching program utilizing a large excavator/backhoe to expose continuous trenches easterly from the current production pits to the contact with the Ordovician sediments.  Two trenches should be excavated; one in the south and one in the north and the exposed bedrock should be carefully mapped and/or sampled.

2.

Petrographic work should be undertaken on selected drill core in critical areas to ascertain whether alteration/ mineralization may be used as vectors for zones of potential economic interest.

3.

Based on the result of this work as well as on trends established from previous drilling programs and surface trenching an additional program of core drilling should be completed.

APPENDIX A

Estimated Cost Recommended Program

PROGRAM COSTS

3 month program

			US$
	1. Petrographic Work		5,000.00
	2. Field Camp & Support Costs		45,000.00
	3. Technical Personnel Salaries		30,000.00
.	4. Vehicles and Fuel		36,000.00
.	5. Backhoe Rental 400 hrs @ $120/hr all in		48,000.00
	6. Diamond Drilling 2,500 meters @ $110/meter all in		275,000.00
	7. Assays 600 samples @$25 ea		15,000.00
	8. Travel and Accommodation		30,000.00
	9. Telephone, freight, accounting, legal, surveying and miscellaneous support costs		20,000.00
	10. Supervision and Consulting		25,000.00
	11. Drafting and final report		8,000.00
			$537,000.00
		Contingency @ 10%	53,700.00
	Total estimated costs (rounded)		US$590,000.00

APPENDIX B

Drill Logs

Upon request, this appendix is available for inspection at the head office of Cardero Resources Corp. located at Suite 1901 - 1177 West Hastings Street, Vancouver, BC

APPENDIX C

ANALYSES

(A)

CHANNEL SAMPLING

(B)

DRILLING

(C)

GEOCHEMICAL SOIL SAMPLES

(D)

GEOCHEMICAL ANALYSES-EQUITY ENGINEERING SAMPLES

Upon request, this appendix is available for inspection at the head office of Cardero Resources Corp. located at Suite 1901 - 1177 West Hastings Street, Vancouver, BC

APPENDIX D

REFERENCES

Arganaraz, R.A., 1973:	Informe Geologico-Economico Preliminar del Prospecto La Providencia. Unedited Report p3
Alonso, R.N., J. Viramonte and R. Gutierrez, 1984b:	Puna Austral. Bases para el subprovincialismo geologico de la Puna Argentina. 90 Congreso Geologico Argentino, Actas, I: p. 43-63. Bariloche
Bahlburg, H. 1990a.:	The Ordovician basin in the Puna of Argentina and Chile: geodynamic evolution from back-are to foreland basin. 110 Congreso Geologico Argentino. Actas, II: p. 293-296. San Juan.
Bahlburg, H., C. Breitkreuz and W. Zeil, 1988:

Geology of de Coquena Formation (Arenigian-Llanvirnian) in the NW Argentine Puna: Constraints on geodynamic interpretation. Lecture Notes in Earth Sciences, The Southern Central Andes, Contributions to Structure and Evolution of an Active Continental Margin. Sprigen-Verlag. Vol. 17, p. 71-85. Berlin, Germany.

Chernicoff, C.J., J.P. Richards and E.o. Zappettini, 2002.:	Crustal Lineament Control on Magmetism and Mineralization Northwestern Argentina: Geological, Geophysical and Remote Sensing Evidence. Ore Geology Reviews Vol. 21, p. 127-155.
Sureda, R.J., M.A. Galliski, P. Arganaraz y J. Daroca, 1986:	Aspectos metalogenicos del noroeste argentine. (Provincias de Salta y Jujuy). Capricornio. 1(1):39-95. Salta.
Turner, J.C.M. 1972:	Puna. Geologia Regional Argentina. Primer Simposio de Geologia Regional Argentina. Academia Nacional de Ciencias. P. 91-116. Corboda.-56
Viramonte, J.G., M. Galliski, V.A. Arana Saavedra, A. Aparicio, L. Garcia Cacho and C. Martin Escorza, 1984b:	El Finivolcanismo Basico de la Depression de Arizaro, Provincia de Salta. 90 Congreso Geologico Argentino, Actas, III: p. 216-233. Bariloche
Lefebure, D.V. & Hog. T. (1996):	Sediment Hosted Cu-Ag-Cu Model in Selected British Columbia Mineral Deposit Profiles; BC Energy and Minerals Division – Geol Survey Branch; Open File 1996-13
Peralta, C. M & Sureda, R. J.(1992):	Mina La Providencia; un Yacimiento Argentifero en la Puna de Jujuy, Republica Argentina; Actas de iv Congreso Nacional Argentina, Cordova, Argentina
Da Roca, J. (1989):	Informe Final de Prospeccion y Exploracion Geologica- Minera de Mina Libertad y Area Las Margaritas, Departamento de Susques, Provincia de Jujuy, Argentina; Private Report To Shell CAPSA, Argentina
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Kulns M. et al (1982):

Investigaciones Topograficos-Geologicos y Metalurgicos y Estimacion del Costo de Explotacion de la Mina Providencia, Depto. Susques, Provincia de Jujuy, Argentina; Mision Alemana de Cooperacion Tecnico-Minera; Proyecto No. 75.2189.1

Sillitoe, R.H. (1983):	An Examination of Precious and Base Metal Mineralization in Argentina with Suggestions for Exploration; Private Report to Shell-CAPSA-metals department.
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APPENDIX E

CERTIFICATES of AUTHORS

JAMES M. DAWSON, P.Eng. Geologist ______________________________________________________________________________________
Suite 860 – 625 Howe Street Vancouver, B.C. V6C 2T6	TEL: (604) 688-8278 FAX: (604) 685-9934 e-mail: jmdawson@direct.ca

CERTIFICATE OF AUTHOR

I, JAMES M. DAWSON, of Vancouver, British Columbia, do hereby certify that:

1.

I am an independent consulting geologist having an office at Suite 860 – 625 Howe Street, Vancouver, British Columbia.

2.

I am a graduate of the Memorial University of Newfoundland, B.Sc. (1960), M.Sc. (1963).  I completed an additional 1 ½ years of postgraduate study at the University of British Columbia (1963-64).

3.

I am a member of the Society of Economic Geologists, a fellow of the Geological Association of Canada and a member of the Association of Professional Engineers and Geoscientists of British Columbia.

4.

I have worked as a geologist for a total of 40 years since my graduation from university.  I am familiar with the geology and mineralization of Red Bed Copper Deposits and epithermal precious metal deposits and have been involved in the examination and exploration of a number of such properties in Canada, USA and Argentina.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6.

I am jointly responsible for the preparation of the Technical Report on the Providencia Property, Province of Jujuy, Argentina.  I visited the Providencia Property during the period June 27-29, 2003.

7.

I have not had prior involvement with the property which is the subject of the Technical Report.

8.

I am not aware of any material fact or material change to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am not independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101, having a stock position and stock options of Cardero Resource Corp.

10.

I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public , of the Technical Report.

ANGUS HECTAR INNES

Geologist

________________________________________________________________________

Pueyrredon 1007 Salta, 4400 ARGENTINA	Tel: +54-387-4314403 E-mail: sugnasenni@hotmail.com

I, ANGUS HECTAR INNES of Salta, Argentina do hereby certify that:

1.

I am an independent consulting geologist having an aoffice at Pueyrredon 1007, Salta, Argentina.

2.

I am a graduate of the University of the Witwatersrand, South Africa, BSc (1976) and BscHons (1976) and have one-year post-graduate research (1983) into sediment hosted copper deposits.

3.

I am a member of the Scoiety of Economic Geologists.

4.

I have worked as a geologist for a total of 27 years since graduating from university.  I am familiar with the geology and mineralization of sediment hosted precious and base metal deposits and have been involved in the examination, exploration and exploitation of numerous such properties in South Africa, Namibia, French Guyana, Brazil, Ecuador, Bolivia and Argentina.

5.

I am responsible as co-author for the preparation of the Technical Report on the Providencia Mine, Olaroz Project in the Province of Jujuy, Argentina.  I have worked on the property since November 2002.

6.

I did not have prior involvement with the property, which is the subject of the Technical Report.

7.

I am not aware of any material fact or material change to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the technical report misleading.

8.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Angus Hectar Innes

October , 2003

Salta, Argentina